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SEC Mail Processing Section

FEB 28 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West, 45th Street
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosemary Burns — 212-425-7790 (Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, PC.
(Name - if individual, state last. first. middle name)

260 Middle Country Road	Selden	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Manfred Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fieldstone Services Corp. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GLORISBEL MAESTRE
Notary Public - State of New York
NO. 01MA6265229
Qualified in Kings County
My Commission Expires Jul 9, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. Manfred Ernst
Fieldstone Services Corp.
New York, NY 10036

We have audited the accompanying statement of financial condition of Fieldstone Services Corp as of December 31, 2016, and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fieldstone Services Corp as of December 31, 2016, and the results of its operations, and its cash flows for the year then ended, in accordance with Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on page12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the Public Company Accounting Oversight Board (United States). In our opinion the information contained in the supplementary schedules on page 12, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 24, 2017

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	61
Receivable from Parent		85,931
Other assets		82,035
Furniture and equipment, less accumulated depreciation of $11,462		0
TOTAL ASSETS	$	168,027

LIABILITIES AND SHAREHOLDER'S DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	248,832
Commitment & contingencies		
Shareholder's deficit:		
Common stock - $.01 par value; 3,000 shares authorized,		
100 shares issued and outstanding		1
Additional paid-in capital		395,199
Retained earnings (deficit)		(476,005)
Total shareholder's deficit		(80,805)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	168,027

See accompanying notes to financial statements.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	$ 0
Expenses:	
Occupancy	110,407
Clearing and quotes	12,457
Professional and consulting fees	30,642
Regulatory fees	4,078
Interest expense	3,664
Miscellaneous operating expenses	3,456
Communication expense	3,277
Depreciation expense	44
Total expenses	168,025
Net Loss	$ (168,025)

See accompanying notes to financial statements.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Receivable from Parent	Total
Balance - January 1, 2016	$ 1	$ 395,199	$ (307,980)	$ (273,658)	$ (186,438)
Reclassification to balance sheet			-	273,658	273,658
Net loss	-	-	(168,025)	-	(168,025)
BALANCE - DECEMBER 31, 2016	$ 1	$ 395,199	$ (476,005)	$ -	$ (80,805)

See accompanying notes to financial statements.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net loss	$ (168,025)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	44
Changes in operating assets and liabilities:	
Deposit with clearing broker	16,105
Due to clearing broker	(32,066)
Other assets	474
Accounts payable and accrued expenses	(4,309)
Net cash used by operating activities	(187,777)
Cash from in financing activities:	
Advances from Parent - net	187,727
Net decrease in cash	(50)
Cash - beginning	111
Cash - ending	$ 61
Supplemental cash flow disclosures:	
Income tax payments	$ 0

See accompanying notes to financial statements.

SUPPLEMENTARY INFORMATION

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") (a Delaware corporation) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company must meet certain net capital requirements as a member of FINRA. Because of a net capital deficiency, the Company has not done business since November 26, 2014. The Company provided advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engaged in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has not done business since November 26, 2014. Further, the Company does not appear to be able to meet its obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. As of December 31, 2016, the Company's financial statements do not include any adjustments related to the carrying value of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to establish itself as a going concern is dependent on its ability to collect from an investment banking deal which may or may not close and the Company's ability to raise money from outside investors or receive additional funding from its Parent. The outcome of these matters cannot be determined at this time.

Revenue recognition

The Company has not conducted a business in 2016 and has no revenue.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company and its Parent file consolidated income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2012.

NOTE 3. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. The effective tax rate differs from the Company's statutory tax rate due to the use of a net operating loss carryforward against the current year's net income offset by reversal of the valuation allowance on this asset.

NOTE 4. RELATED-PARTY TRANSACTIONS

Since the Company is not conducting a business, the Parent advanced 100% of the funds required for the Company to meet its liabilities. During 2016, the net advances from the Parent amounted to $187,727. At December 31, 2016, the net amount due from the Parent was $85,931. The advance is non-interest bearing and has no specific repayment terms.

The Company is obligated under a lease agreement for office space which amounted to $220,813,51 in 2016. The Company has an informal space sharing agreement with the Parent for the sublease for one half of the rent paid. The net cost of the lease has been recorded as "Occupancy" on the Statement of Operations.

During 2016, FINRA requested that the receivable from Parent be reclassified from the equity section to the asset section of the Statement of Financial Condition for regulatory reporting. For consistency purposes, that change was also made in the presentation of the 2016 financial statements.

NOTE 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had a net capital of ($248,771) and a minimum net capital requirement of $16,589. This resulted in a total deficit of ($265,360).

The Company ceased conducting a securities business on Wednesday, November 26, 2014. The Company has not been in net capital compliance since that time. The Company has not conducted a securities business while under capital and will not conduct a business until sufficient funds are infused or received.

NOTE 6. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2016, the Company was not involved in any significant litigation.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Shareholder's deficit	$ (80,805)
Deductions for non-allowable assets:	
Receivable from Parent	85,931
Other assets	82,035
Furniture and equipment, net	0
Total non-allowable assets	167,966
Net capital	$ (248,771)
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $248,831	$ 16,589
Statutory minimum net capital required	$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 16,589
Excess net capital (net capital less net capital required)	$ (265,360)
Percentage of aggregate indebtedness to net capital	(100.02%)

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5A filing as of December 31, 2016.

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT of 1934

December 31, 2016

The Company claims exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

FIELDSTONE 120 West 45th Street, Suite 1400, New York, NY 10036

FIELDSTONE SERVICES CORP EXEMPTION REPORT

Fieldstone Services Corp is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Fieldstone Services Corp claimed an exemption from 240.15c3-3 under paragraph (k)(2)(ii) of the rule during the 2016 fiscal year.

(2) Fieldstone Services Corp met the identified exemption provisions under 240.15c3-3(k)(2)(ii) during the most recent fiscal year without exception.

Fieldstone Services Corp Exemption Report

I, Manfred Ernst, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: M. Ernst

Title: Pres.

Date of Report: 2.21.17

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

Mr. Manfred Ernst
Fieldstone Services Corp.
New York, NY 10036

Dear Mr. Ernst:

We have reviewed management's statements, included in the accompanying Financial Report in which Fieldstone Services Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which claimed an exemption from 17 C.F.R. § 240.15c3-3: Fieldstone Services Corp identified 15c-3-3(k)(2)(ii) and Fieldstone Services Corp stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Fieldstone Services Corp management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fieldstone Services Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York

February 24, 2017

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF
FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

FIELDSTONE SERVICES CORP.
(A WHOLLY-OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
FOR THE YEAR ENDED DECEMBER 31, 2016

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